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FEB 28 2011

Washington, DC
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11017385

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-44728~~ 8-47991

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/10** (MM/DD/YY) AND ENDING **12/31/10** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

IBS SECURITIES, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

721 E. Madison **Suite 100**
(No. and Street)

Villa Park (City) **Illinois** (State) **60181** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo J. Catuara **(312) 582-6743** (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250 (Address) **Chicago** (City) **Illinois** (State) **60604** (Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Angelo J. Catuara**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **IBS Securities, L.L.C.** as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Angelo J. Catuara
Signature

Managing Member
Title

Subscribed and sworn to before me this

25 day of FEBRUARY, 2011

OFFICIAL SEAL
LINDA STONE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/27/15

Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

IBS SECURITIES, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2010

R&J

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
IBS Securities, L.L.C.

We have audited the accompanying statement of financial condition of IBS Securities, L.L.C. (the "Company") as of December 31, 2010, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IBS Securities, L.L.C. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 25, 2011

IBS SECURITIES, L.L.C.

Statement of Financial Condition

December 31, 2010

Assets		
Cash	$	315,698
Due from affiliates		435,978
Securities owned, at fair value (Cost $56,550)		71,190
Equipment, at cost (net of accumulated depreciation of $14,476)		3,194
Subscription receivable, affiliate		12,084
Other assets		50,614
	$	888,758
Liabilities and Members' Equity		
Liabilities:		
Accrued expenses	$	10,304
Members' equity		878,454
	$	888,758

See accompanying notes.

IBS SECURITIES, L.L.C.

Statement of Operations

Year Ended December 31, 2010

Investment income	
Interest	$ 1,409
	1,409
Expenses	
Regulatory fees	955
Bad debt	13,848
Professional fees	25,126
Other operating expenses	53,053
	92,982
Net operating (loss)	$ (91,573)
Realized and unrealized gain (loss) on investments:	
Net increase in unrealized appreciation on investments	11,730
Net gain on investments	11,730
Net (loss)	$ (79,843)

See accompanying notes.

IBS SECURITIES, L.L.C.

Statement of Changes in Members' Equity

Year Ended December 31, 2010

Balance at January 1, 2010	$	946,213
Contributions		12,084
Net (loss)		(79,843)
Balance at December 31, 2010	$	878,454

See accompanying notes.

IBS SECURITIES, L.L.C.

Statement of Cash Flows

Year Ended December 31, 2010

Cash flows from operating activities		
Net (loss)	$	(79,843)
Adjustments to reconcile net income to net cash provided by operating activities:		
Net increase in unrealized apprecation on investments		(11,730)
Depreciation		2,395
(Increase) decrease in operating assets:		
Due from affiliates		104,981
Subscription receivable, affiliate		(12,084)
Other assets		22,864
Increase (decrease) in operating liabilities:		
Accrued expenses		5,815
Net cash provided by operating activities		32,398
Cash flows from financing activities		
Contributions		12,084
Net cash provided by financing activities		12,084
Net increase in cash		44,482
Cash at beginning of year		271,216
Cash at end of year	$	315,698

See accompanying notes.

1. Organization and Business

IBS Securities L.L.C. (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of The Financial Industry Regulatory Authority ("FINRA"). As of March 15, 2000, the merger of IBS Securities Incorporated and IBS Securities L.L.C formed the Company. The Company assumed all obligations and received all assets and registrations of IBS Securities Incorporated.

The Company acts as a correspondent broker on a fully disclosed basis. Revenue is derived from proprietary trading of securities and commodity futures contracts and commissions from processing orders for securities transactions on behalf of its customers.

The Company has made application for membership in the National Securities Clearing Corporation ("NSCC") and the Depository Trust & Clearing Corporation ("DTCC") to become a Self-Clearing Securities Firm. Management anticipates that this application will be approved. The Company is subject to the Recordkeeping, Risk Assessment and Reporting Requirements of SEC Rules 17h-1T and 17h-2T concerning its affiliate, Integrated Brokerage Services, LLC which under these regulations is considered to be a Material Associated Person ("MAP") of IBS Securities, LLC.

2. Summary of Significant Accounting Policies

<u>The Hierarchy of GAAP</u>
In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative accounting principles recognized by the FASB in the preparation of financial statements in conformity with Generally Accepted Accounting Principles ("GAAP"). The codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The codification did not change GAAP but rather organized it into a hierarchy where all guidance within the codification carries an equal level of authority. The codification became effective on July 1, 2009 and the Company adopted the ASC for the fiscal the year beginning January 1, 2010. The codification did not have a material effect on the Company's results of operations and financial condition.

<u>Investments</u>
Securities owned are stated at fair value as of the reporting date.

<u>Investment transactions and related income</u>
The Company records securities transactions on a trade-date basis. Realized gains and losses are determined on a first-in, first-out basis. Related income amounts are accrued as earned with dividends recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies, continued

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Depreciation
Equipment is being depreciated over the estimated useful lives of the assets using the straight-line method. Depreciation expense for the year ended December 31, 2010 totaled $2,395.

Income taxes
No federal income taxes are payable by the Company and none have been provided for in the accompanying financial statements. The Members are required to include their respective share of the Company's taxable income / loss in their individual tax filings.

The Company has adopted ASC 740-10, "Income Taxes." ASC 740-10 provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. Tax positions that are not more likely than not to be sustained upon examination by a taxing authority based on the technical merit of the position would result in a current year expense or the absence of a benefit, as appropriate for the tax position. The Company has adopted the provisions of ASC 740-10 and has determined there is no material impact to the financial statements related to uncertain tax positions.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In connection with its trading activities, the Company enters into transactions with a variety of securities and derivative financial instruments including options contracts. These derivative financial instruments may have market and/or credit risk in excess of the amounts recorded in the statement of assets and liabilities.

Market Risk: Market risk arises primarily from changes in the market value of the financial instruments. Theoretically, the Company's exposure is equal to the notional value of contracts purchased and unlimited on such contracts sold short.

Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk through various analytical monitoring techniques.

3. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk, continued

Credit Risk: In the normal course of business credit risk arises primarily from the potential liability of counterparties to perform in accordance with the terms of a contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of individual exchanges.

Concentration of Credit Risk: In the normal course of business credit the Company clears all of its trades through a single clearing broker-dealer. Currently the company is not affiliated with a clearing broker-dealer. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of each counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the counterparties.

The Members bear the risk of loss only to the extent of the fair value of their respective investments and, in certain specific circumstances, distributions and redemptions received.

The Company maintains its cash in a bank deposit account which, at times, may exceed the federally insured limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

4. Due From Affiliates

Net amounts due from entities with common ownership at December 31, 2010 amounted to $435,978.

5. Computer Software Developed for Internal Use

The Company has adopted ASC 340-40 (formerly the Institute of Certified Public Accountants Statements of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"). Accordingly, during the preliminary project and post implementation/operation, costs are expensed in the period they are incurred. During the application development costs incurred are capitalized. The amount of application development costs capitalized at December 31, 2010 amounted to $21,406.

6. Fair Value Disclosure

ASC 820, Fair Value Measurements and Disclosures requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs: Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 inputs: Valuation is based on other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs: Valuation is based on unobservable inputs for valuation of the asset of liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

6. Fair Value Disclosure, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

	Level 1 Assets
	Securities Owned
Stocks	$ 71,190

At December 31, 2010, the Company did not have any level 2 or level 3 investments.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2010, the Company had net capital and net capital requirements of $365,905 and $100,000, respectively.

8. Subsequent Events

The Company's management has evaluated events and transactions through February 25, 2011, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

IBS SECURITIES, L.L.C.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2010

Computation of net capital		
Total members' equity		$ 878,454
Deductions and /or charges:		
Nonallowable assets:		
Due from affiliates	$ 435,978	
Subscription receivable, affiliate	12,084	
Other assets	50,614	
Equipment, at cost	3,194	(501,870)
Commodity futures contracts and spot commodities proprietary capital charges	0	0
Net capital before haircuts on securities positions		376,584
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ 10,679	(10,679)
Net capital		$ 365,905
Computation of basic capital requirement		
Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness)		100,000
Net capital in excess of net capital requirement		$ 265,905
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 10,304
Ratio of aggregate indebtedness to net capital		% 2.82

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2010.

See accompanying notes.

IBS SECURITIES, L.L.C.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.

IBS SECURITIES, L.L.C.

Computation for Determintation of PAIB Reserve Requirements pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.

IBS SECURITIES, L.L.C.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2010

The Company did not handle any customer cash or securities during the year ended December 31, 2010 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
IBS Securities, L.L.C.

In planning and performing our audit of the financial statements of IBS Securities, L.L.C. (the "Company") as of and for the year ended December 31, 2010, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

R&J

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 25, 2011